SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO

SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2020

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

(full title of plan)

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

(Name of issuer and address of principal executive office)

1

FINANCIAL STATEMENTS AND EXHIBITS

(a) Consent	of Independent Registered Public Accounting Firm.

(b) Financial	Statements – See accompanying Report of Independent Registered Public Accounting Firm.

2

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PLAN:	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE CORPORATION AND ITS DOMESTIC SUBSIDIARIES

PLAN
ADMINISTRATOR:	GENERAL RE CORPORATION

By:	/s/ Michael P. O’Dea
Michael P. O’Dea, Chief Financial Officer

Date:	June 23, 2021

3

FORM 11-K

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-70609 and 333-224221 on Forms S-8 of Berkshire Hathaway Inc. of our report dated June 23, 2021, appearing in this Annual Report on Form 11-K of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries for the year ended December 31, 2020.

/s/ Crowe LLP
New York, New York
June 23, 2021

4

Employee Savings and Stock

Ownership Plan of General Re

Corporation and its Domestic

Subsidiaries (formerly known as the

General Re Corporation and

Government Employees Companies

Savings and Stock Ownership Plan)

Report of Independent Registered Public Accounting

Firm

Financial Statements

as of December 31, 2020, and 2019, and

for the Year Ended December 31, 2020

Supplemental Schedule

as of December 31, 2020

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3-4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	5

Notes to Financial Statements as of December 31, 2020 and 2019 and for the Year ended December 31, 2020	6-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i —
Schedule of Assets (Held at End of Year) as of December 31, 2020	14

    NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of the

  Employee Savings and Stock Ownership Plan of General Re

  Corporation and its Domestic Subsidiaries

  Stamford, CT

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (f/k/a the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan) (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan’s auditor since 2015.

New York, New York

June 23, 2021

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2020

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:

Participant directed investments	$830,034,374	$-	$830,034,374

Nonparticipant directed investments — Berkshire B ESOP Fund	406,372,391	13,263,354	419,635,745

Total investments	1,236,406,765	13,263,354	1,249,670,119

Receivables:

Notes receivable from participants	4,452,380	-	4,452,380

Total receivables	4,452,380	-	4,452,380

Total assets	1,240,859,145	13,263,354	1,254,122,499

LIABILITIES:

Loan payable to General Re Corporation	-	187,261	187,261

NET ASSETS AVAILABLE FOR BENEFITS	$1,240,859,145	$13,076,093	$1,253,935,238

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019

	Allocated	Unallocated	Total
ASSETS:

Investments — at fair value:

Participant directed investments - Gen Re Funds	$719,017,899	$-	$719,017,899

Nonparticipant directed investments — Gen Re Berkshire B ESOP Fund	427,306,174	23,181,157	450,487,331

Participant directed investments - GEICO Funds	38,557,445	-	38,557,445

Nonparticipant directed investments — GEICO Berkshire B ESOP Fund	368,314,532	-	368,314,532

Total investments	1,553,196,050	23,181,157	1,576,377,207

Receivables:

Notes receivable from participants	5,100,443	-	5,100,443

Total receivables	5,100,443	-	5,100,443

Total assets	1,558,296,493	23,181,157	1,581,477,650

LIABILITIES:

Loan payable to General Re Corporation	-	441,590	441,590

NET ASSETS AVAILABLE FOR BENEFITS	$1,558,296,493	$22,739,567	$1,581,036,060

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2020

	Participant Directed	Nonparticipant Directed
	Allocated	Allocated	Unallocated	Total
ADDITIONS:
Contributions:
Participant contributions	$18,425,868	$-	$-	$18,425,868
Employer contributions - current year	-	-	283,033	283,033

Total contributions	18,425,868	-	283,033	18,708,901

Net appreciation (depreciation) in fair value of investments	102,978,185	(61,316,568)	(349,517)	41,312,100

Dividends	30,389,321	-	-	30,389,321

Interest income on notes receivable from participants	370,298	-	-	370,298

Interfund transfers	25,623,761	(25,623,761)	-	-

Allocation of 46,596 shares of Berkshire Hathaway Class B common stock at fair value	-	9,568,287	(9,568,287)	-

Total additions	177,787,433	(77,372,042)	(9,634,771)	90,780,620

DEDUCTIONS:
Benefits paid to participants	59,585,136	27,148,694	-	86,733,830
Interest expense	-	-	28,703	28,703
Service Fees / (Revenue Credit)	(92,295)	-	-	(92,295)

Total deductions	59,492,841	27,148,694	28,703	86,670,238

INCREASE (DECREASE) IN NET ASSETS PRIOR TO TRANSFER	118,294,592	(104,520,736)	(9,663,474)	4,110,382

Transfer of GEICO Assets	(46,483,625)	(284,727,579)	-	(331,211,204)

INCREASE (DECREASE) IN NET ASSETS AFTER TRANSFER	71,810,967	(389,248,315)	(9,663,474)	(327,100,822)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	762,675,787	795,620,706	22,739,567	1,581,036,060

End of year	$834,486,754	$406,372,391	$13,076,093	$1,253,935,238

See notes to financial statements.

EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020

1.	DESCRIPTION OF THE PLAN

The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries (the “Plan”) (formerly known as the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation (“Gen Re”), and its Domestic Subsidiaries who are regularly scheduled to complete at least one thousand hours of service (“Company Service”) per year. From December 31, 2017 through June 1, 2020, the Plan also covered employees of various subsidiaries of GEICO Corporation (“GEICO”) who met the eligibility requirements set forth in the Plan at the time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Gen Re and GEICO are wholly-owned subsidiaries of Berkshire Hathaway Inc.

Employee Stock Ownership Plan - In July 1989, Gen Re established a leveraged Employee Stock Ownership Plan (“ESOP”) which is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (“IRC”) of 1986, as amended, and is subject to the applicable provisions of ERISA. The Plan entered into a $150,000,000 term loan agreement (the “Loan”) with the Plan sponsor, Gen Re. The Loan provided for annual payments of principal and interest and was initially to be repaid in full by 2014, with an interest rate of 9.25%. The proceeds of the Loan were used by the Plan to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock of Gen Re (“Preferred Stock”), which was used as collateral for the Loan.

On December 21, 1998, Gen Re merged with Berkshire Hathaway Inc. At that time, the Plan trustee, State Street Bank and Trust Company (“State Street”), converted 1,686,721 shares of Preferred Stock, which was the amount outstanding as of December 21, 1998, into 177,106 shares of Berkshire Hathaway Class B common stock (“Berkshire Common Stock”). The Berkshire Common Stock then became the collateral for the Loan.

Effective January 1, 1999, Gen Re amended the original terms of the Loan. The revised agreement provides that any outstanding amount due on the Loan is payable upon maturity in 2034 with interest payments at an annual rate of 6.5% and annual principal prepayment as required.

Effective January 21, 2010, Berkshire Common Stock was split 50 for 1. All appropriate allocations were made to the records of State Street, Fidelity Management Trust Company (“Fidelity”) and Gen Re. The impact of the stock split was retroactively applied to all share numbers included in the Plan’s financial statements.

Effective December 31, 2017, the Plan was amended to include eligible employees of GEICO as a class of participants in the Plan and as a result the Plan changed its name to the General Re Corporation and Government Employees Companies Savings and Stock Ownership Plan. The intent of this amendment was to allow GEICO employees to become Plan participants and receive unallocated shares of Berkshire Common Stock for their annual profit sharing award. GEICO shares in the expenses and makes employer contributions to the ESOP Trust in return for shares to be released. Such payments are applied against the outstanding debt service of the Loan. After January 1, 2019, there were no further allocations to GEICO employees.

In December 2019, an amendment to the Plan was adopted providing that no new GEICO employees shall become participants in the Plan for Plan years beginning on or after January 1, 2019 (“the freeze”) and no GEICO contributions shall be made under the Plan with respect to services performed and compensation earned by the GEICO employees, that were formerly eligible to be Participants, for Plan years beginning on or after January 1, 2019. Therefore, there will be no further allocations to GEICO employees as they are no longer participants.

Effective as of June 1, 2020, the Plan was amended and restated to:

1)

discontinue the GEICO participation in the ESOP portion of the Plan so that the GEICO Companies’ are no longer participating employers in the Plan and to transfer assets under the ESOP attributable to employees of GEICO to the trust under the Revised Profit Sharing Plan for the Employees of the Government Employees Companies (“GEICO plan”), and,

2)	rename the Plan the “Employee Savings and Stock Ownership Plan of General Re Corporation and its Domestic Subsidiaries”.

Effective June 1, 2020, the Plan transferred assets of $331,211,204 to the GEICO plan, which represented participant account balances and forfeitures accumulated at that time related to former GEICO participants. The transferred assets included 1,545,644 shares of Berkshire Common Stock.

Gen Re makes annual cash contributions necessary to repay the Loan which allows for the allocation of Berkshire Common Stock to Plan participants. The Loan is guaranteed by the Plan sponsor. The Plan’s investment in the Berkshire B ESOP Fund consists solely of Berkshire Common Stock shares.

Gen Re has no rights against shares of Berkshire Common Stock once the shares are allocated to participants. During the year ended December 31, 2020, Gen Re contributed $283,033 to support the Plan’s debt service. The debt service included $28,704 of interest expense. The Loan balance was $187,261 and $441,590 at December 31, 2020 and 2019, respectively.

The Plan allocated 45,618 shares of Berkshire Common Stock to participants in 2020. In 2020, the Plan also used 978 shares for fees, 247,295 shares were sold and retired from the Plan, 1,378 shares were used from the forfeiture account toward Gen Re employer contributions. The ESOP account had a 6,786 share decrease in the supplemental share account due to benefit and loan activity. The Plan held 1,752,507 allocated shares and 57,201 unallocated shares of Berkshire Common Stock as of December 31, 2020. The Plan held 3,507,992 allocated shares and 102,345 unallocated shares as of December 31, 2019. Shares were only allocated to Gen Re participants in 2020. As of December 31, 2020, the Plan also held 245,399 shares of Berkshire Common Stock via the Berkshire B Unitized Fund.

Contributions - The Plan allows Gen Re participants to make after-tax contributions as well as tax-deferred contributions to the Plan as permitted under IRC Section 401(k). Such participants may contribute up to 16% of their annual base salary, subject to IRC limitations for 401(k) contributions, which, for tax-deferred contributions, was $19,500 for 2020. Gen Re participants who have attained age 50 before the end of the Plan year were eligible to make Catch-Up contributions up to $6,500 for 2020. Gen Re participant contributions may be allocated among any of the Gen Re Fidelity investment funds, at the participant’s discretion, with the exception of the Berkshire B ESOP Fund. Gen Re contributes an amount equal to 100% of a participant’s contribution up to 6% of the participant’s base salary, except for United States Aviation Underwriters, Inc. (“USAU”) participants who are matched at 100% of a participant’s contribution up 4 % of their base salary. In 2020, the Plan allocated $8,200,615 in matching contributions to Gen Re participants using shares of Berkshire Common Stock.

The Plan allowed Gen Re to make additional discretionary contributions for USAU participants in 2020 based on age and salary through December 31, 2020. Such discretionary contributions ranged from 5% to 8% of salary. In 2020, the Plan allocated $1,168,500 in these discretionary contributions using shares of Berkshire Common Stock.

Gen Re participants are automatically enrolled at a 6% (4% for USAU participants) pre-tax deferral rate upon becoming eligible to participate in the Plan and may elect to change or discontinue deferrals at any time. Gen Re eligible employees who are not participating in the Plan as of the last payroll period ending before April 1st of any year will be automatically enrolled in the Plan at a 1% pre-tax deferral rate. Gen Re participants who contribute less than 6% (4% for USAU participants) of their compensation will automatically have their contribution rate increased by 1%, unless they affirmatively elect not to have their contribution rate increased.

Refer to the Interfund Transfers section for information on Gen Re and GEICO participants’ rights to diversify contributions out of the Berkshire Common Stock.

Payment of Benefits - Upon termination, Gen Re participants are required to receive a lump sum distribution to the extent that their vested account balance is $1,000 or less. If a participant’s account balance is greater than such amount, distributions will be made either in a lump sum or on a periodic basis, as defined in the Plan Document. Active participants may withdraw Pre-Tax and Catch-Up contributions beginning at age 59 1⁄2 without penalty.

Prior to the transfer of assets by the Plan to the GEICO plan effective June 1, 2020, GEICO participants were permitted, upon termination, if a participant’s vested account balance account equals $1,000 or less and the participant does not elect otherwise, the participant will receive a lump sum distribution. Upon termination, if a participant’s vested account balance exceeds $1,000 but is equal to or less than $5,000 and the employee does not elect otherwise, the vested account balance will be rolled over to an IRA held at Vanguard Group Inc. If the vested account balance exceeds $5,000, a participant is entitled to a lump sum distribution. However, if the termination is due to death, disability or retirement, a participant or beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in monthly or annual installments which provide payments for a period certain of 5, 10 or 15 years.

Participant Accounts - Each Gen Re participant’s account is credited with the participant’s contributions, which includes amounts transferred from other plans (“rollovers”), Gen Re contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participant accounts are valued daily.

Vesting - All Gen Re participant contributions vest immediately. Gen Re participants are not allowed to withdraw contribution amounts that have not been in their account for at least two years. While actively employed, participants become 50%, 75%, and 100% vested in the value of Gen Re contributions after two, three and four years, respectively, of Gen Re service.

Prior to the transfer of assets by the Plan to the GEICO plan effective June 1, 2020, while actively employed, the value of contributions to GEICO participants typically vested based on years of service and years of vesting service, at the following rates: 20% after two years, 40% after three years, 60% after four years, 80% after five years, and 100% after six years. A GEICO participant becomes 100% vested upon reaching age 65 or if he or she dies while still employed by GEICO.

Forfeited Accounts - Forfeited nonvested accounts are allocated at Gen Re’s discretion to other participants’ accounts based on terms as defined in the Plan agreement. For Gen Re, during 2020 forfeitures totaled $236,277 and no forfeitures were allocated to participant accounts.

Interfund Transfers - Gen Re participants are permitted to change the investment of their interests in any of the participant directed funds on a daily basis subject to certain limits. As a result of the Pension Protection

Act of 2006, effective January 1, 2007, participants may, at their discretion, diversify out of the Berkshire B ESOP Fund at any time to any other participant directed funds offered in the Plan. This includes both Gen Re match amounts and additional contributions. There are no service, age or vesting restrictions on a participant’s ability to divest and participants will have sole discretion regarding the amount of shares to divest and the timing of these divestiture elections.

GEICO participants were permitted to diversify out of their Berkshire B ESOP Fund into a selection of Vanguard funds. There was no restriction on a GEICO participant’s ability to divest and participants had sole discretion regarding the timing and amount to divest.

Notes Receivable from Participants - The Plan allows Gen Re participants to borrow from the “before-tax” and “rollover” portions of their respective accounts. Such loans may not exceed the lesser of one-half of the participant’s vested account balance or $50,000. Non-residence loans are repayable over 6 to 60 months. The Plan also allows loans to Gen Re participants for purchases of principal residences, which are repayable over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rate for new loans was 5.75% and 6.50% in 2020 and 2019, respectively. Interest and principal repayments are credited directly to the borrower’s respective account and are repaid in monthly installments through payroll deductions or directly by the participant. Notes receivable from participants are reflected as assets of the Plan.

Amendments Related to the 2020 CARES Act - During 2020, the Plan adopted two changes in accordance with the IRS CARES Act. These were the waiving the early 10% penalty for early withdrawals up to $100,000 and suspension of minimum distribution requirements for 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements are prepared under the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, and collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements. Such changes could also materially affect participant account balances.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note 3 for a description of the fair value methodology.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Delinquent notes receivable are recorded as distributions based on the terms of the Plan document. Notes receivable are measured with no allowance for credit losses since repayment of principal and interest are received through payroll deductions or directly from the participant, and the notes are collateralized by the individual participant’s account balances.

Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. State Street fees and administrative expenses, which consist primarily of consulting and auditing fees, are paid by the Plan using unallocated shares. These amounted to $199,172.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. All amounts allocated to accounts of participants who have elected to withdraw from the Plan have been paid as of December 31, 2020 and 2019.

3.	FAIR VALUE MEASUREMENTS

Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the actual date of the event or change in circumstances that caused the transfer at the end of the reporting period.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020 and 2019.

Berkshire Common Stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Berkshire B Unitized Stock Fund – Represents a unitized employer stock fund comprised of underlying Berkshire Common Stock and a short-term cash component. A unitized fund is not a registered security. The value of the unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the Berkshire B Unitized Stock Fund is based on the closing market price of the Berkshire Common Stock on the New York Stock Exchange multiplied by the number of shares held in the fund. The carrying amount of the short-term cash component approximates fair value.

Mutual Funds – Valued at the daily closing price as reported on the active market on which the individual securities are traded. These funds are required to publish their daily net asset value and to transact at that price.

Collective Trust Funds – At December 31, 2020, for Gen Re, this only consists of the Managed Income Portfolio (“MIP”), which is a collective trust fund sponsored by Fidelity. The MIP’s fair value is measured at net asset value per share as reported by the fund manager. The net asset value is used as a practical expedient to estimate fair value. The redemption frequency is daily and there are no restrictions or notice period required. The Plan had no outstanding funding commitments to the collective trust fund as of December 31, 2020 and 2019. At December 31, 2019, the Plan also held several collective trust funds at Vanguard which relate to GEICO participants. These collective trusts are also valued at net asset value and have no redemption restrictions.

Invested assets, measured at fair value in the financial statements, are summarized below as of December 31, 2020 and 2019 with fair values shown according to the fair value hierarchy. Notes receivable from participants and the Loan payable to Gen Re are not reported at fair value. Investments measured at net asset value as a practical expedient are not required to be classified according to the fair value hierarchy. The net asset value investment is included to permit reconciliation to the statement of net assets available for benefits. For the year ended December 31, 2020, there were no significant transfers in or out of Levels 1, 2 or 3.

	2020 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$419,635,745	$419,635,745	$-	$-
Berkshire B Unitized Stock Fund - Stock	56,939,671	56,939,671	-	-
Berkshire B Unitized Stock Fund - Cash	544,769	-	544,769	-
Mutual Funds	746,919,268	746,919,268	-	-

Total assets in the fair value hierarchy	1,224,039,453	$1,223,494,684	$544,769	$-

Investment measured at net asset value per share	25,630,666

Total Investments	$1,249,670,119

	2019 Total	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Berkshire B ESOP Fund	$818,801,863	$818,801,863	$-	$-
Berkshire B Unitized Stock Fund - Stock	58,215,712	58,215,712	-	-
Berkshire B Unitized Stock Fund - Cash	578,700	-	578,700	-
Mutual Funds	666,729,197	666,729,197	-	-

Total assets in the fair value hierarchy	1,544,325,472	$1,543,746,772	$578,700	$-

Investment measured at net asset value per share	32,051,735

Total Investments	$1,576,377,207

4.	PLAN TERMINATION

As noted in Note 1, effective June 1, 2020 the Plan was amended and restated. Gen Re intends to continue to operate the Plan, but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all participants would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to participants and their beneficiaries, in accordance with the provisions of ERISA.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and are managed by Fidelity Investments Institutional Operations Company, Inc. (“FIIO”) or Fidelity Management and Research Company (“FMR”). Fidelity Management Trust Company (“FMTC”) manages the collective trust and is the administrator as defined by the Plan and these transactions qualify as exempt party-in-interest transactions. FIIO, FMR and FMTC are affiliated entities. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

The Berkshire B ESOP Fund and the Berkshire B Unitized Stock Fund consist of Berkshire Common Stock shares issued by Berkshire Hathaway Inc., the ultimate parent of the Plan sponsor.

Shares of Berkshire Common Stock in the Berkshire B ESOP Fund have fair values of $419,635,745 and $818,801,863 as of December 31, 2020 and 2019, respectively. There was a realized loss on the fund of $70,248,882. $67,961,592 of the realized loss was related to the Vanguard / GEICO portion. The remaining assets in the fund appreciated by $9,926,645.

Shares of Berkshire Common Stock and cash in the Berkshire B Unitized Stock Fund have fair values of $57,484,440 and $58,794,412 as of December 31, 2020 and 2019, respectively. The stock investment portion of this fund appreciated in value during the year ended December 31, 2020 by $1,438,978.

Notes receivable from participants are also considered party-in-interest transactions.

As of December 31, 2017, Vanguard, Group, Inc. (“Vanguard”) was named administrator of any GEICO related Berkshire Common Stock allocations. In addition, the Plan invests in several Vanguard Group Inc. and Vanguard Fiduciary Trust Company funds. Vanguard manages the investments related to GEICO participants. Fees paid by GEICO for investment management services were included as a reduction of the return earned on each fund. These fees and service fees are also considered party-in-interest transactions.

Certain administrative functions may be performed by officers and employees of Gen Re and these officers and employees may also be participants of the Plan. Gen Re pays the salaries of these officers and employees on behalf of the Plan.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed Gen Re by a letter dated November 1, 2017 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax provisions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

7.	OTHER

The outbreak of COVID-19 has adversely affected, and in the future it or other epidemics, pandemics or outbreaks may adversely affect the Plan’s operations, including the portfolio of equity securities. This is or may be due to closures or restrictions requested or mandated by governmental authorities, disruption to supply chains and workforce, reduction of demand for products and services, credit losses when customers and other counterparties fail to satisfy their obligations to the Plan, and volatility in global equity securities markets, among other factors. Most of these risks are shared with all businesses and other retirement plans. The comprehensive effects of the pandemic on the Plan’s Statements of Net Assets and Statement of Changes in Net Assets, including the impact of litigation and regulatory or legislative actions, cannot be reasonably estimated at this time.

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EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN OF GENERAL RE

CORPORATION AND ITS DOMESTIC SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4I - SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2020 - EIN# 06-1026471; PLAN 002

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	Separately Managed Funds:

*	Berkshire Hathaway	Gen Re Berkshire B ESOP Fund	$ 33,336,681	$419,635,745
*	Berkshire Hathaway	Berkshire B Unitized Stock Fund - Common Stock	**	56,939,671
		Berkshire B Unitized Stock Fund - Cash	**	544,769

	Mutual Funds:

*	Fidelity	Growth Company Fund	**	175,461,514
*	Vanguard	Institutional Index Fund	**	85,884,886
*	Fidelity	Government Institutional Fund	**	59,711,332
*	Fidelity	Balanced Fund	**	63,280,016
*	Vanguard	Mid-Cap Index Fund	**	40,010,005
*	Vanguard	Small-Cap Index Fund	**	30,596,046
*	Fidelity	Spartan US Bond Index Fund	**	39,139,853
*	Fidelity	Freedom 2025 Fund	**	26,940,644
	Neuberger Berman	Genesis Trust Fund	**	24,307,265
	Lazard	Emerging Markets Portfolio	**	14,557,879
*	Fidelity	Freedom 2020 Fund	**	19,537,157
*	Vanguard	Inflation Protected Fund	**	17,713,982
	American Funds	Capital World Growth & Income Fund	**	14,657,123
	PIMCO	High Yield Fund	**	16,516,172
*	Vanguard	All World Index Fund	**	12,574,982
	American Beacon	Large-Cap Fund	**	11,216,555
*	Fidelity	Freedom 2030 Fund	**	22,391,442
*	Fidelity	Overseas Fund	**	13,762,995
*	Fidelity	Real Estate Fund	**	7,851,926
	PIMCO	Global Bond Fund	**	9,543,733
*	Fidelity	Freedom 2035 Fund	**	14,359,051
*	Fidelity	Freedom 2040 Fund	**	14,423,179
*	Fidelity	Freedom 2015 Fund	**	4,100,239
*	Fidelity	Freedom 2050 Fund	**	6,434,734
*	Fidelity	Freedom 2010 Fund	**	584,674
*	Fidelity	Freedom Index Income Fund	**	1,361,884

	Collective Trust:

*	Fidelity Management Trust Co.	Managed Income Portfolio - Class II	**	25,630,666

	Notes Receivable:

*	Various Participants	Notes Receivable (Maturity	**	4,452,380
		through 2050 at interest
		rates from 4.25% to 10.50%)

	Total			$1,254,122,499

*Party-in-interest.

**Cost information is not required for participant directed investments and, therefore, is not included.